UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
____________________________________________

SCHEDULE 13D (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934 (Amendment No. 3)
SCHIFF NUTRITION INTERNATIONAL, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share (Title of Class of Securities)
806693107
(CUSIP Number)
Copies to:
Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 15, 2012 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 Pages)

CUSIP No. 806693107		13D	Page 2 of 6
1.	Name of Reporting Person: TPG Group Holdings (SBS) Advisors, Inc.
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 0
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 0%
14.	Type of Reporting Person CO

CUSIP No. 806693107		13D	Page 3 of 6
1.	Name of Reporting Person: David Bonderman
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 0
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 0%
14.	Type of Reporting Person IN

CUSIP No. 806693107		13D	Page 4 of 6
1.	Name of Reporting Person: James G. Coulter
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 0
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 0%
14.	Type of Reporting Person IN

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed on October 18, 2010, as amended and supplemented by Amendment No. 1 filed on November 16, 2012 and Amendment No.2 (“Amendment No. 2”) filed on November 27, 2012 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”), by Tarrant Capital Advisors, Inc. and Messrs. David Bonderman and James G. Coulter with respect to the Class A Common Stock and Class B Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.     Purpose of Transaction

This Amendment amends and restates the penultimate paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

Completion of the Offer

Pursuant to the Offer and the Reckitt Support Agreement, TPG STAR SNI tendered and did not withdraw the Purchased Shares.  Upon completion of the Offer, TPG STAR SNI disposed of all the Purchased Shares to the Offerors on December 15, 2012, and the Stockholders Agreement terminated.

The foregoing description of the Stockholders Agreement, the Support Agreement and the Reckitt Support Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is attached as Exhibit 3 to this Schedule 13D, the Support Agreement, which is attached as Exhibit 4 to this Schedule 13D, and the Reckitt Support Agreement, which is attached as Exhibit 5 to this Schedule 13D.

Item 5.     Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

The information contained in rows 7 through 11 and 13 on the cover pages to this Schedule 13D and the information set forth or incorporated in Item 2, Item 3 and Item 4 is incorporated herein by this reference.

(a)-(b)  On December 15, 2012, upon the disposition of all of the Purchased Shares to the Offerors and the termination of the Stockholders Agreement, the Reporting Persons ceased to beneficially own any Shares.

(c)  Except as set forth or incorporated in this Item 5, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule A to the Schedule 13D, has engaged in any transaction involving any Shares since the filing of Amendment No. 2.

(d)  Not applicable.

(e)  On December 15, 2012, upon the disposition of all of the Purchased Shares to the Offerors and the termination of the Stockholders Agreement, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities reported herein.

Page  5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 17, 2012

TPG GROUP HOLDINGS (SBS) ADVISORS, INC.
/s/ Ronald Cami
Name: Ronald Cami Title: Vice President
DAVID BONDERMAN
/s/ Ronald Cami
Ronald Cami on behalf of David Bonderman (1)
JAMES G. COULTER
/s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

Page 6 of 6 Pages